新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LTD.

02055095

Your Ref : 82-1755

Our Ref : CSL/EL/WT/MKK/cl/02f111

In reply ☞ Please quote our reference number on the letter and envelope.

02 SEP 30 AM 10:05

27 September 2002

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

BY COURIER

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Dear Sirs

Sponsored ADR Program

We enclose a copy of the published press announcement in respect of our Final Dividend for the financial year ended 30 June 2002 in pursuance of Rule 12g 3-2(b) of the Securities Exchange Act of 1934, bringing your file of our Company up to date.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

Ernest Lai
Company Secretary

dlw 9/30

Enc

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一 圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com.hk 電子郵件：shkp@shkp.com.hk
45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com.hk E-MAIL: shkp@shkp.com.hk
IA179/3000/P/06-01/MK

Sun Hung Kai Properties Limited

2001-02 Annual Results

Chairman's Statement

I am pleased to present my report to the shareholders.

RESULTS

The Group's profit after taxation and minority interests for the year ended 30th June 2002 was HK$8,519 million, an increase of two per cent compared with last year's profit of HK$8,330 million. Earnings per share for the year were HK$3.55, representing a two per cent increase compared with HK$3.47 for the previous year.

DIVIDENDS

The Directors have recommended the payment of a final dividend of HK$1.00 per share for the year ended 30th June 2002. Together with the interim dividend of HK$0.55 per share, the dividend for the year will be HK$1.55 per share, the same as in the previous year. To celebrate the Group's 30th anniversary, the Directors have also recommended the payment of a special cash dividend of HK$0.60 per share, making the total dividend for the year HK$2.15 per share.

REVIEW

Sales

During the year ended 30th June 2002, the Group sold and pre-sold properties amounting to HK$15,151 million in attributable terms. The corresponding figure for the previous year was HK$19,641 million, which included proceeds from the sale of The Leighton Hill. Major residential projects sold during the year include Villa by the Park in Yuen Long, Park Central in Tseung Kwan O and Liberté in Cheung Sha Wan. Property sales since July this year have exceeded HK$6,300 million. This encouraging figure is due mainly to the overwhelming success of Park Island on Ma Wan.

During the year under review, the Group completed the following 11 projects containing 4.6 million square feet of attributable gross floor area:

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Oscar by the Sea Phase 2	8 Pung Loi Road Tseung Kwan O	Residential	Joint Venture	1,004,000
The Leighton Hill	Inland Lot 8882 Happy Valley	Residential	100	898,000
The Parcville	33 Yuen Long Kau Hui Road, Yuen Long	Residential	66.7	664,000
Ocean Shores Phase 2	88 O King Road Tseung Kwan O	Residential	49	574,000
Prima Villa	8 Chui Yan Street Shatin	Residential	100	511,000
The Belcher's Phase 2	89 Pok Fu Lam Road western Mid-Levels	Residential	29	386,000
Les Saisons	28 Tai On Street Shaukeiwan	Residential	30	222,000
Seaview Crescent	Tung Chung Town Lot 3	Residential/ Shops	20	243,000
1 Lion Rock Road	1 Lion Rock Road Kowloon	Residential/ Shops	100	26,000
Millennium Trade Centre	56 Kwai Cheong Road, Kwai Chung	Office	100	80,000
7 Minden Avenue	7 Minden Avenue Kowloon	Office	100	29,000
Total				**4,637,000**

About 90 per cent of the residential units completed during the year have been sold, while the Millennium Trade Centre in Kwai Chung is being kept for rental.

Land Bank

During the year, the Group added a residential site in Tin Ping Shan, Sheung Shui to its land bank through land use conversion, with a total gross floor area of 537,000 square feet.

The Group's land bank in Hong Kong amounts to 50.4 million square feet, consisting of 19.3 million square feet of completed investment properties and 31.1 million square feet of properties under development.

The Group adds to its land bank when appropriate opportunities arise. In November 2001, the Group agreed with the government on land premiums of HK$2,100 million for seven sites. The Group also owns over 21 million square feet of agricultural land in the New Territories, mainly located along existing or planned railway lines. The majority of this is in the process of land use conversion, primarily for residential use.

Property Development

So far in 2002, activity in the primary residential market is greater than in the corresponding period last year, notwithstanding sluggish macro-economic conditions in Hong Kong and recent stock market volatility. Homebuyers now are genuine end-users, and the majority are first-time buyers.

The affordability of apartments for the average local family is the strongest ever, and property prices are now back to the level of 1991. This fact, coupled with abundant mortgage financing and record low mortgage interest rates, means that people find it more economical to buy flats than to rent.

The government's housing policy is now more market-driven, allowing greater room for the private sector to meet the demand. The government's recent message concerning housing is clear and positive. These factors are not only conducive to healthy development in the housing market, but also boost homebuyers' confidence in property ownership over the long term. The Group will continue to produce a high volume of residential developments for sale.

Customer satisfaction has always been one of the Group's primary aims, and it enhances its premium-quality, large-scale residential developments with comprehensive clubhouse facilities. The Group offers customers a wider range of flat sizes to choose from in order to suit changing preferences, although the emphasis is on small and medium units.

In spite of a difficult operating environment, the Group's property sales were encouraging. The sale of Park Island Phase I on Ma Wan saw an overwhelming response in August 2002, and virtually all of Phase I, comprising over 2,500 units, sold

in a two-week period. This remarkable showing reflects the Group's strong branding and commitment to premium-quality developments.

The Group offers products and customer service of the highest quality and a comprehensive lifestyle to satisfy residents. It is dedicated to building properties with better designs, more efficient layouts and premium quality in construction and finishes, all the while maintaining strict cost controls. The Group recently launched a corporate branding campaign aimed at the younger generation of new homebuyers, on the theme 'Building Homes with Our Heart'. The response to date has been positive.

In the coming financial year, the Group expects to complete 6.2 million square feet of gross floor area in attributable terms, compared to 4.6 million square feet in the 2001-02 financial year, as follows:

	Residential	**Shopping Centre** *(million square feet)*	**Office**	**Total**
For Sale	4.7	-	0.1	4.8
For Investment	-	0.5	0.9	1.4
Total	**4.7**	**0.5**	**1.0**	**6.2**

Property Investment

Gross rental income during the year, including the Group's share of joint-venture projects, was HK$5,844 million, compared to HK$5,877 million last year. Net rental income grew to HK$4,432 million from HK$4,401 million, and the slight rise in operating margin was due mainly to better efficiency and cost controls. Despite a slowdown in leasing, occupancy of the Group's investment properties remains satisfactory at 92 per cent.

Although consumer spending remains slow, the Group's retail property portfolio performed satisfactorily, since the malls are located primarily in new towns, supplying daily necessities to their customers. Closer links between Hong Kong and the Mainland will encourage two-way traffic across the border, and the Group's retail portfolio is likely to benefit from this since the majority of the shopping centres are located along the railway network.

The Group upgrades its shopping centres regularly with renovations and adjustments to tenant mix, to increase the flow of shoppers and create value for tenants. It also organizes regular marketing and promotional activities in its malls to improve business and attract shoppers. Renovations to Metroplaza in Kwai Chung finished recently, in line with the Group's shopping mall strategy. The mall now has a better layout and utilization of space, and is virtually fully let at higher rents. Renovations to New Town Plaza in Shatin are being planned to strengthen its branding and enhance rental value.

Two International Finance Centre (Two IFC) is being built above Hong Kong Station on the Airport Railway. It consists of an 88-storey office tower, retail space, two hotel blocks and ample car parking spaces. Construction is proceeding in phases and going well. Completion of the office tower is scheduled for mid-2003. With interactive technology, superb office facilities and a world-renowned, six-star Four Seasons hotel, Two IFC will be a new Central landmark on the Victoria Harbour shoreline. The Group has a 47.5 per cent interest in the entire development, which is scheduled for completion towards the end of 2004.

Kowloon Station Development Packages 3, 5, 6 and 7 are situated in a future commercial and cultural centre of Hong Kong, and will include residential units, an office building of over 100 storeys, retail space and hotel complexes. Incorporating the latest technology and ultra-modern design and facilities, the development will be a new landmark for the territory. Foundation work has already begun. The development includes two million square feet of residential space, which is scheduled for presale in the second half of 2003. The whole development will be completed in phases over the next five years.

The Group's Millennium City development in Kwun Tong has transformed Kowloon East into one of the territory's major commercial hubs. Following the success of the first two phases, pre-leasing of the Phase 3 office space has just begun. Phase 5 is the single largest component of Millennium City, comprising office premises and a regional shopping centre of about 600,000 square feet. Foundation work has already started, and the project is scheduled for completion by the end of 2004. The Group sold 407,000 square feet, part of the Phase 5 office space, to a major local bank recently, and this prestigious occupant will help to increase the development's attractiveness in terms of leasing value. The Group intends to keep the remaining space in Phase 5 as a long-term investment.

Low demand for office space exerted pressure on rents during the year. However, a revival in office demand is likely as global financial markets recover. The opening up of the Mainland market will bring more business and opportunities to Hong Kong. With Hong Kong's role as an international centre for finance, commerce, trade and tourism, demand for high-quality office buildings, as well as residential and retail properties, is expected to rise over the medium to long term.

The Group recently sold its 25 per cent interest in two commercial complexes in the New Territories, and it will consider selling other non-core rental properties to enhance asset turnover and returns. The Group maintains an optimal tenant mix in its portfolio and strives to raise customer and tenant service, aiming to become the landlord of first choice. The Group is confident that its well-diversified, superior rental portfolio will continue to generate solid recurrent income.

Information Technology and Telecommunications

SUNeVision

During the period under review, SUNeVision turned a significant corner, shrinking losses through a decisive company-wide restructuring to reduce costs further and improve efficiency. The restructuring included the closure of unprofitable business units, making sufficient provisions on venture capital investments and reducing operating costs, while at the same time, reallocating resources and streamlining management structures. iAdvantage's data centres have performed satisfactorily, and further improvements are expected from new leasing commitments.

SUNeVision remains financially strong, with approximately $1,800 million in cash and interest-bearing securities. SUNeVision's restored fundamentals, revenue-centred strategy and financial strength equip it well for future growth. The company's existing operations will continue to drive business expansion, and tight cost controls will remain in place. SUNeVision will also pursue new technology-related businesses at the appropriate time, to complement its current core operations.

SmarTone

The year under review marked SmarTone's return to profitability despite a difficult operating environment. Net profit for the year amounted to HK$115 million, recovering sharply from a net loss of HK$284 million in the previous year. This improved performance is a result of the company's revitalized focus on its core mobile business and the reorganization of its activities in line with three key business principles: customer orientation, effectiveness and efficiency.

SmarTone has made significant investments to upgrade all areas of its core mobile business. The company will continue to introduce compelling data-centric services, which will be the key drivers for its future growth. SmarTone is ready for the commercial rollout of its 3G network, which will become critical when capacity demand from wide take-up of data-centric services occurs. The Group is confident in SmarTone's future prospects and committed to holding its stake as a long-term strategic investment.

Transportation and Infrastructure

Kowloon Motor Bus

Kowloon Motor Bus (KMB) recorded strong earnings growth for 2001, reflecting the company's ability to re-deploy resources efficiently under weakened economic conditions. The company will continue to upgrade its bus fleet and introduce environmental-protection measures, as well as provide value-added information facilities, to increase productivity and further improve the quality and reliability of service to its customers. KMB extended its integrated bus network through bus-to-bus interchange schemes, providing more convenient service to passengers and enabling better utilization of resources. The company also relocated its bus depot from Lai Chi

Kok to a newly-completed facility on the West Kowloon reclamation in May 2002. Redevelopment of the former site into a residential complex is planned for completion in 2005. KMB will continue to explore business opportunities in public transport, both in Hong Kong and on the Mainland. RoadShow Holdings, the listed subsidiary of KMB, continues to focus on outdoor media sales and is striving to enrich the information and programming in its multi-media on-board service.

Other Infrastructure

The Wilson Group performed well, expanding its car park and transport infrastructure management businesses, while streamlining operating costs. Route 3 (Country Park Section) recorded steady traffic flow during the year.

The River Trade Terminal in Tuen Mun and Airport Freight Forwarding Centre are operating smoothly. Construction of two berths for Asia Container Terminals at Container Terminal 9 is progressing in phases, and completion is expected by mid-2004.

All the Group's infrastructure projects are in Hong Kong and will provide solid returns over the long term.

Hotels

With increasing visitor arrivals, the Group's three hotels recorded satisfactory results during the year. Average occupancy remained high: at 86 per cent for the Royal Garden, 87 per cent for the Royal Park and 85 per cent for the Royal Plaza, all above average industry performance.

The government's efforts to promote Hong Kong as a regional tourism hub and expedite procedures for visitors from the Mainland will continue to boost arrivals. Business travellers to Hong Kong are expected to grow in number over time, because of the increased commercial activity anticipated with China's membership in the WTO, and in longer term, the Beijing Olympics. The Group plans to develop six-star hotels, strategically located above the Hong Kong and Kowloon stations on the Airport Railway, to exploit these new business opportunities.

Mainland Business

China's economy has performed well so far in 2002, and the inflow of foreign direct investment has remained steady. Entry to the WTO has opened China further to foreign investment. This, together with accelerated economic reform, will help drive economic development to a new level.

The Group's property investment portfolio on the Mainland also performed satisfactorily during the year. Sun Dong An Plaza in Beijing was over 96 per cent let, and Shanghai Central Plaza was 94 per cent occupied. With China's promising

economic prospects, particularly since its entry to the WTO, the Group has been more active in exploring investment opportunities there.

Corporate Finance

The Group will maintain its conservative financial policy, with high liquidity and low financial leverage. Its net debt to shareholders' funds ratio was 15.6 per cent as at 30th June 2002, and all of its credit facilities are unsecured. The Group has substantial committed undrawn facilities on standby for future business expansion, and its exposure to foreign currency risk is negligible, given that almost all of its borrowings are denominated in Hong Kong dollars. The Group has not taken any speculative positions in derivatives, and it has no off-balance-sheet or contingent liabilities, other than borrowings of joint-venture companies.

In addition, the Group continues to lengthen its debt maturity profile in line with long-term investment needs, and is exploring opportunities to diversify its funding base. During the year, the Group arranged two seven-year, HK$7,500 million syndicated loan facilities to refinance short-tem debt. It also issued fixed-rate notes with maturities up to ten years under its Euro Medium-Term Note programme, to extend its debt maturity further and diversify sources of funding. In the current low interest rate environment, the Group will source long-term financing at competitive rates, as and when appropriate.

Corporate Governance

The Group is committed to the highest standard of corporate governance and determined to ensure that its shareholders benefit from scrupulous adherence to the principles of governance in every aspect of its business. The Group continually strives to maintain a high level of transparency, has established accountability mechanisms and makes improvements wherever possible, all with the full support of the board and management. It also views well-developed reporting systems and internal controls as essential to ensuring the accuracy and reliability of the financial information that it uses internally and releases to the public. As part of this dedication to good corporate governance, the Group discloses information promptly and practices transparent reporting, to build confidence among investors and facilitate their understanding of the Group's affairs.

Customer Service, Human Resources and Environmental Protection

High-quality customer service is paramount for the Group, and it devotes considerable effort to achieving this goal. Various new initiatives have been put in place to streamline new property handover procedures and ensure high standards of quality. The Group's property management companies regularly win awards for their levels of service, estate cleanliness and environmental awareness. They also run recycling

programmes for a cleaner, greener Hong Kong and provide a wide range of after-sales service.

The Group believes that people are one of its greatest assets, and it places significant emphasis on recruiting high-calibre staff and offering them ongoing training and development. Staff members are encouraged to practise life-long learning, and the Group strives to instil its staff with a positive attitude towards personal and professional growth. The Group also fosters a strong sense of teamwork as part of its corporate culture.

In addition to the day-to-day interaction between front-line staff and customers, the Group's senior management also makes periodic home visits to strengthen two-way communication with homeowners.

Membership in the SHKP Club is growing, currently standing at over 160,000. Members enjoy a wide range of special privileges related to the Group's shopping centres and residential properties for sale.

PROSPECTS

Mainland China is expected to grow impressively, and with Hong Kong's strategic location, the territory should be able to take full advantage of this expansion. China's membership in the WTO will open its domestic markets further and speed up economic development, offering enormous business and investment opportunities.

Hong Kong is facing significant economic hurdles and restructuring itself as a knowledge-based economy. Nonetheless, with the unique strengths and advantages it has built and greater economic integration with the fast-growing Pearl River Delta, Hong Kong should be able to overcome the challenges ahead and achieve sustainable future growth.

Over the short term, Hong Kong faces a difficult economic environment because of slower growth worldwide and the fact that the US and European economies have weakened. But while unemployment and deflation still weigh on local investor and consumer confidence, the remarkable upswing in Mainland tourists and improved merchandise exports should offer a ray of optimism.

The current low interest rate environment, strong apartment affordability and a pro-market government housing policy should continue to underpin the demand for private developments. Supply is expected to conform better to demand, pointing to a relatively healthier market ahead. The Hong Kong government's population policy, to be released within the next few months, should offer positive news for the territory's economy and private housing market.

Given that Hong Kong people generally have a desire to better their living environments, there is a solid long-term demand. This, coupled with a pro-market government policy, means the Group remains cautiously optimistic about prospects for

local residential property, and it believes that the market is likely to remain active in the coming year. The Group will keep producing a high volume of residential units for sale and strengthen its rental income base with new landmark investment properties. To bolster property sales and values, it will continue efforts to ensure that its products meet the finest quality standards and reinforce its brand name. With its strong financial position and long-term growth strategy, the Group will add to its development land bank when appropriate. To optimize its rental portfolio and enhance returns, the Group will also continue to dispose of some non-core rental properties in the future.

Although the Group will still focus on its core business in Hong Kong, it will also look for opportunities in Mainland property, mainly in four major cities: Beijing, Shanghai, Guangzhou and Shenzhen. Building on its brand name and Hong Kong expertise, the Group will be able to exploit new business opportunities in China over time.

In July this year, Sun Hung Kai Properties celebrated the 30th anniversary of its founding by the first Chairman, my father Kwok Tak Seng. The late Mr Kwok always kept his faith in Hong Kong, and over the past 30 years, the Group has grown and prospered with the territory, weathering many storms along the way. Throughout the years, the Group maintained its investment focus on Hong Kong, helping to build the remarkable city that it is today. Experience has shown that with determination and conviction, the Group can overcome adversity and emerge even stronger than before. This faith has served the Group well, and enabled it to grow into one of the territory's foremost property companies. The Group will use its strengths; a powerful brand name, experienced and capable management team and high-calibre staff, to maintain its advantages in today's highly competitive market. Looking to the future, the Group is ready to tackle the challenges ahead with confidence.

Forthcoming pre-sales and steady rental income will reinforce the Group's financial position further. Major residential projects slated for pre-sale in the next six months include Shum Wan Towers in Ap Lei Chau, 1 Po Shan Road in Mid-Levels, 1 Ho Man Tin Hill and 18 Farm Road in Kowloon and Yuen Long Town Lot 503.

About 70 per cent of the residential properties to be completed in the coming financial year have been pre-sold, and barring unforeseen circumstances, the Group's results for the coming year should be satisfactory.

Finally, I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 26th September 2002

SUN HUNG KAI PROPERTIES LIMITED
ANNOUNCEMENT

The Board of Directors of Sun Hung Kai Properties Limited announces the following audited consolidated figures for the Group for the year ended 30th June, 2002 with comparative figures for 2001:-

	Note	2002 *HK$ Million*	2001 *HK$ Million*
Turnover	1	**25,373**	17,701
Cost of sales		**(15,647)**	(8,440)
Gross profit		**9,726**	9,261
Other revenue		**394**	547
Selling and marketing expenses		**(447)**	(366)
Administrative expenses		**(1,058)**	(1,113)
Profit from operations	1	**8,615**	8,329
Finance cost		**(652)**	(1,622)
Finance income		**86**	464
Net finance cost	2	**(566)**	(1,158)
Profit on disposal of investments		**48**	445
Provision for impairment of investments	3	**(356)**	-
Restructuring costs	3	**(131)**	-
Share of profits less losses of associates		**1,136**	573
Share of profits less losses of jointly controlled entities		**581**	1,009
		1,717	1,582
Profit before taxation		**9,327**	9,198
Taxation	4	**(872)**	(858)
Profit after taxation		**8,455**	8,340
Minority interests		**64**	(10)
Profit attributable to shareholders		**8,519**	8,330
Dividends			
Interim dividend paid at $0.55 (2001: $0.55) per share		**1,321**	1,321
Final dividend proposed at $1.00 (2001: $1.00) per share		**2,401**	2,401
Special cash dividend proposed at $0.60 (2001: Nil) per share		**1,441**	-
		5,163	3,722
		HK$	HK$
Earnings per share	5		
Basic		**$3.55**	$3.47
Diluted		**N/A**	$3.47

Note :

1. **Segment Results**

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance cost by business segments are analysed as follows:

	Turnover		Profit from operations before finance cost	
	2002	2001	**2002**	2001
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*
Property				
Property sales	**16,164**	8,218	**4,044**	3,625
Rental income	**5,336**	5,392	**4,087**	4,073
	21,500	13,610	**8,131**	7,698
Hotel operation	**561**	590	**189**	195
Other business activities	**3,312**	3,501	**398**	374
	25,373	17,701	**8,718**	8,267
Other revenue			**394**	547
Unallocated administrative expenses			**(497)**	(485)
Profit from operations			**8,615**	8,329

Other business activities comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure and enabling services.

Less than 10% of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of profit less losses before taxation	
	2002	2001
	HK$ Million	*HK$ Million*
Property		
Property sales	**793**	1,236
Rental income	**345**	328
	1,138	1,564
Other business activities	**946**	477
Profit from operations	**2,084**	2,041
Finance cost	**(367)**	(459)
	1,717	1,582

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable profit	
	2002	2001
	HK$ Million	*HK$ Million*
Property		
Property sales	**4,837**	4,861
Rental income	**4,432**	4,401
	9,269	9,262
Hotel operation	**189**	195
Other business activities	**1,344**	851
	10,802	10,308
Other revenue	**394**	547
Unallocated administrative expenses	**(497)**	(485)
Profit from operations	**10,699**	10,370

2. Net finance cost

	2002	2001
	HK$ Million	*HK$ Million*
Interest expense on		
Bank loans and overdrafts	**637**	1,551
Other loans wholly repayable within 5 years	**267**	568
Other loans not wholly repayable within 5 years	**65**	96
	969	2,215
Less : Portion capitalized	**(317)**	(593)
	652	1,622
Interest income on bank deposits	**(86)**	(464)
	566	1,158

3. Provision for impairment of investments and restructuring costs

During the year, SUNeVision Holdings Limited, the Group's subsidiary, carried out a restructuring programme of its business, incurring one-off costs amounting to HK$131 million and also made a HK$356 million provision for impairment of technology investments.

4. Taxation

	2002 *HK$ Million*	2001 *HK$ Million*
Hong Kong		
Group	**682**	741
Associates	**85**	59
Jointly controlled entities	**105**	58
	872	858

Hong Kong profits tax is provided at the rate of 16% (2001: 16%) based on the estimated assessable profits for the year.

5. Earnings per share

The calculation of basic earnings per share is based on HK$8,519 million (2001: HK$8,330 million) being profit attributable to shareholders and on 2,400,907,362 shares in issue throughout both 2002 and 2001.

No diluted earnings per share for the year ended 30 June, 2002 is presented as there are no potential dilutive ordinary shares. The calculation of diluted earnings per share for the year ended 30 June 2001 is based on HK$8,330 million being profit attributable to shareholders and on the weighted average number of 2,400,935,185 shares after adjusting for the dilutive effects of all potential ordinary shares.

FINANCIAL REVIEW

Review of results

The Group's profit attributable to shareholders for the year ended 30th June 2002 was HK$8,519 million, increased by HK$189 million compared to HK$8,330 million achieved in the previous year. The results for the year under review included an exceptional impairment provision of HK$356 million made by its subsidiary, SUNeVision, for its technology investments and one-off costs of HK$131 million as a result of a restructuring programme of its business.

The Group's turnover for the year was HK$25,373 million, an increase of HK$7,672 million over the previous year. The increase was mainly due to higher property sales turnover.

Profit generated from property sales, including share of property sales from jointly controlled entities and associates, was HK$4,837 million (2001 : HK$4,861 million). Profit contributions for the year mainly came from The Leighton Hill, The Parcville, Prima Villa, The Belcher's Phase 2 and Les Saisons.

Net rental income, including share of rental income from jointly controlled entities and associates, was HK$4,432 million, representing an increase of HK$31 million over the previous year. The marginal increase was mainly due to the contributions from new rental properties completed during the year including The Citigate commercial centre in Tung Chung and The Westwood shopping arcade at the Belcher's as well as saving on outgoings, more than offsetting the impact of lower rents upon lease renewals.

Operating profit from hotel operation was HK$189 million (2001 : HK$195 million). The slight decrease was due to room renovation works in Royal Garden causing a drop in room revenue.

Profits generated from other business activities increased by HK$24 million to HK$398 million, mainly due to improved operating results of SUNeVision over the previous year.

Other revenue, which comprised mainly income from investment in securities and interest income from advances to joint venture companies, was HK$394 million (2001 : HK$547 million) and the decrease was mainly due to reduced gains on disposal of marketable securities.

Net finance cost for the year reduced substantially to HK$566 million (2001 : HK$1,158 million) as a result of reduction in the Group's average borrowings and lower interest rates.

The Group recorded a profit of HK$48 million (2001 : HK$445 million) from disposal of investments, comprising mainly listed shares originally held for long-term investment.

Share of profits before taxation from associates and jointly controlled entities totalled HK$1,717 million (2001 : HK$1,582 million). The major non-property associates are KMB, which contributed a pre-tax profit of HK$599 million (2001 : HK$304 million) and SmarTone, which contributed a pre-tax profit of HK$35 million (2001 : loss of HK$81 million).

Financial Resources and Liquidity

The Group's financial position remains strong, with a large capital base and a low debt leverage. The Group's total shareholders' funds increased slightly to HK$128,598 million as at 30th June 2002 from HK$128,408 million at the previous year end, mainly due to the earnings retained in the year partially offset by the downward revaluation of the Group's investment property portfolio.

At 30th June 2002, the Group's total borrowings amounted to HK$28,329 million. Net debt, after deducting cash and bank deposits of HK$8,272 million, was HK$20,057 million. The Group's borrowings are all unsecured and mainly arranged on a medium to long term basis with a maturity profile set out as follows :

	30th June 2002 *HK$ Million*	30th June 2001 *HK$ Million*
Repayable :		
Within one year	**3,828**	4,997
After one year but within two years	**6,277**	6,680
After two years but within five years	**8,335**	10,473
After five years	**9,889**	6,842
Total borrowings	**28,329**	28,992
Cash and bank deposits	**8,272**	9,061
Net debt	**20,057**	19,931

Gearing ratio at the year end, measured by net debt to shareholders' funds, stayed low at 15.6% (2001 : 15.5%). Interest cover for the year, measured by the ratio of profit from operations to net interest expenses before capitalisation, increased significantly to 9.8 times (2001 : 4.8 times).

At the balance sheet date, the Group had contingent liability in respect of guarantees for bank borrowings of joint venture companies in the aggregate amount of HK$3,789 million (2001 : HK$7,698 million). The significant reduction in contingent liability was mainly due to repayment of bank loans of two joint venture projects namely, Ocean Shores and The Belcher's.

Apart from refinancing short term debts with long term borrowings, the Group has also secured substantial undrawn facilities on a committed basis from its relationship banks, which helps the Group minimize refinancing risk of its debts and provides the Group with strong financing flexibility.

All the Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 30th June 2002, 98% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 2% through operating subsidiaries.

The Group adopts a conservative policy on foreign exchange risk management. Approximately 96% of the Group's borrowings were denominated in Hong Kong dollars, with the balance in US dollars and Reminbi to fund property projects in the Mainland. The Group's borrowings are principally arranged on a floating rate basis. For the fixed rate notes issued under the Euro Medium Term Note Programme, interest rate swaps have been utilised to convert them into floating rate debts. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the policy of the Group not to enter into derivative transactions for speculative purposes. As of 30th June 2002, total outstanding interest rate swaps (to swap into floating rate debt) and currency swaps (to hedge principal repayment of USD debt) amounted to HK$3,050 million (2001 : HK$3,625 million) and HK$234 million (2001 : HK$234 million) respectively.

Expenditures incurred on land acquisitions for the year amounted to HK$2,080 million, which were financed primarily by internally generated funds from operations. With substantial committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group is in a strong liquidity position and has sufficient financial resources to satisfy its capital commitments and ongoing working capital requirements.

DIVIDEND

The Directors have decided to recommend the payment of a final dividend of HK$1.00 per share in respect of the year ended 30th June, 2002. In addition, to celebrate the 30th Anniversary of the Group, the Directors have also proposed to pay a special cash dividend of HK$0.60 per share. The proposed final dividend and special cash dividend, together with the interim dividend of HK$0.55 per share paid on 8th April, 2002, will make a total distribution of HK$2.15 per share for the year. The proposed final dividend and special cash dividend, if approved at the forthcoming Annual General Meeting, will be payable in cash on 6th December, 2002 to the shareholders on the Register of Members as at 5th December, 2002.

CLOSING OF REGISTER OF MEMBERS

The Register of Members will be closed from 28th November, 2002 to 5th December, 2002 (both days inclusive). In order to establish entitlements to the proposed final dividend and special cash dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 27th November, 2002.

EMPLOYEE

As of 30 June 2002, the Group had about 18,000 employees. The Group provides competitive remuneration packages to employees commensurable to market level in the business in which the Group operates and their qualifications. Incentive schemes compose of discretionary bonus and other merit payments to reward employees based on performance. The Group provides comprehensive benefits package and career development opportunities, including retirement schemes, medical benefit, both in-house and external training programs for all staff.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited will be published on the Exchange's website.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 26th September, 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Thirtieth Annual General Meeting of the shareholders of the Company will be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 5th December, 2002 at 12:30 p.m. for the following purposes :-

1. To receive and consider the report of Directors and the audited accounts for the year ended 30th June, 2002.

2. To declare the final dividend and special cash dividend.

3. To re-elect Directors and fix their remuneration.

4. To re-appoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following ordinary resolutions :

5. THAT :-

   (a) the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Codes on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution.

   (c) for the purpose of this Resolution:-

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

   (i) the conclusion of the next Annual General Meeting of the Company; or

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

   (iii) the revocation or variation of the authority given to the Directors under this Resolution by passing of an ordinary resolution by the shareholders in general meeting.

6. THAT :-

(a) subject to paragraph (c) of this Resolution, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and warrants which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and warrants which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to, (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of :-

   (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus

   (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly.

(d) for the purpose of this Resolution :-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of :-

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

   (iii) the revocation or variation of the authority given to the Directors under this Resolution by passing of an ordinary resolution by the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or legal or practical problems having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

7. THAT the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 6 in the notice convening this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution.

8. To transact any other ordinary business.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 26th September, 2002

Notes:

(1) With reference to Resolutions 5, 6 and 7 set out in the Notice of the Annual General Meeting, the Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants pursuant to the relevant mandate.

(2) The Register of Members will be closed from Thursday, 28th November, 2002 to Thursday, 5th December, 2002 (both days inclusive). In order to establish entitlements to the proposed final dividend and special cash dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 27th November, 2002.

(3) Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. All proxies must be deposited with the Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the meeting.